Schedule 13G
Under the Securities Exchange Act of 1934
Amendment No

Golf Trust of America
Cusip 38168B10

Wall Street Assoicates
Tax ID# 33-0238287

n/a

A California Corporation
Sole Voting Power                                 272,000
Shared Voting Power                               0.00
Sole Dispositive Pwer                             435,400
Shared Dispositive Power                          0.00
Aggregate Amount Beneficially Owned               435,400
Aggregate Amount Excludes Certain Shares          n/a
Percent of Class                                  5.72
Type of Reporting Person                          IA/CO

Golf Trust of America
Attn: Scott Peters, CFO
14 N. Adger's Wharf
Charleston, SC 29401

Wall Street Associates
1200 Prospect Street, Suite 100
La Jolla, CA 92037
A California Corporation

Class of Securities                               Common
Cusip                                             38168B10

Investment Advisor registered under the section 203 of the Investment Advisers Act of 1940

Amount Beneficially Owned                         435,400
Percent of Class                                  5.72
Sole Power To Vote                                272,700
Shared Power to Vote                              0.00
Sole Power to Dispose                             435,400
Shared Power to Dispose                           0.00

Wall Street Associates is an investment advisor providing advice on several several client accounts. Each client has the right to receive dividends, and/or proceeds from the sale of securities, but no one client has an interest in 5% or more of the securities.

Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company.

Identification and classification of members of the group.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of, and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Wall Street Associates

William Jeffery
President